Exhibit 4
                                                                    ---------


                         Certification of CEO and CFO
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Research In Motion Limited (the "Company") on Form 40-F for the year ended March 1, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), James L. Balsillie, as Chairman and co-Chief Executive Officer of the Company, and Michael Lazaridis, as President and co-Chief Executive Officer of the Company, and Dennis Kavelman, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/ James L. Balsillie
_______________________________________
James L. Balsillie
Chairman and co-Chief Executive Officer
July 17, 2003


/s/ Michael Lazaridis
_______________________________________
Michael Lazaridis
President and co-Chief Executive Officer
July 17, 2003


/s/ Dennis Kavelman
_______________________________________
Dennis Kavelman
Chief Financial Officer
July 17, 2003


This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.